SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          SECURE COMPUTING CORPORATION
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             (Exact name of registrant as specified in its charter)


               DELAWARE                                  52-1637226
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)




         2675 LONG LAKE ROAD, ROSEVILLE, MN                     55113
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      (Address of principal executive offices)                (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                               Title of each class
                               to be so registered

                         PREFERRED SHARE PURCHASE RIGHTS


                         Exhibit Index located at page 7

Item 1.  Description of Securities to be Registered.

         On July 24, 1997, the Board of Directors of Secure Computing Corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding Common Share, $.01 par value (the "Common Shares"), of the Company. The dividend is payable on August 15, 1997 (the "Record Date") to stockholders of record on that date. The Board also authorized the issuance of one Right for each Non-Voting Exchangeable Share (the "Exchangeable Shares") of Secure Computing Canada Ltd. ("Secure Computing Canada") outstanding on the Record Date. Rights issued with respect to the Exchangeable Shares will be issued to The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee") for the benefit of Secure Computing Canada, in order to enable Secure Computing Canada to effectuate the economic equivalent to the holders of Exchangeable Shares of the Rights issued to the holders of Common Shares as required under the Support Agreement by and between the Company and Secure Computing Canada, dated as of August 29, 1996.

         Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Series B Junior Participating Preferred Share, $.01 par value (the "Preferred Shares"), of the Company at a price of $50 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of July 24, 1997, among the Company, Norwest Bank Minnesota, National Association, as Rights Agent (the "Rights Agent") and the Trustee.

         Initially, the Rights will attach to all certificates representing Common Shares and will be held by the Trustee for the benefit of Secure Computing Canada with respect to Exchangeable Shares then outstanding and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares, will no longer be held by the Trustee for the benefit of Secure Computing Canada and a Distribution Date for the Rights will occur upon the earlier of:

                   (i) the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (i.e., has become, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding Common Shares, including Exchangeable Shares), or

                   (ii) the close of business on the fifteenth day following the commencement or public announcement of a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding Common Shares, including Exchangeable Shares (or such later date as may be determined by the Board of Directors of the Company prior to a person or group of affiliated or associated persons becoming an Acquiring Person).

Until the Distribution Date,

                   (i) the Rights will be evidenced by the Common Share certificates and on the books and records of Secure Computing Canada and will be transferred with and only with the Common Shares and, in the case of Rights held by the Trustee for the benefit of Secure Computing Canada, at the direction of Secure Computing Canada,

                   (ii) new Common Share certificates and Exchangeable Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares or Exchangeable Shares will contain a notation incorporating by reference, or in the case of Exchangeable Shares denoting, the Rights Agreement, and

                   (iii) the surrender for transfer of any Common Share certificate, even without such notation or a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

As promptly as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and to Secure Computing Canada or as Secure Computing Canada directs and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on August 15, 2007, unless extended or earlier redeemed or exchanged by the Company as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

                   (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares,

                   (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the then current market price of the Preferred Shares, or

                   (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those described in clause (ii) hereof).

The number of Preferred Shares issuable upon the exercise of a Right is also subject to adjustment in the event of a dividend on Common Shares payable in Common Shares, or a subdivision, combination or consolidation of the Common Shares.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares will be issued (other than fractional shares which are integral multiples of one one-hundredth (subject to adjustment) of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) if in lieu thereof a payment in cash is made based on the closing price (pro-rated for the fraction) of the Preferred Shares on the last trading date prior to the date of exercise.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person (unless such person first becomes an Acquiring Person pursuant to a tender offer or exchange offer for all outstanding Common Shares, including Exchangeable Shares, at a price and on terms determined by the Board of Directors of the Company (prior to any change in control of the Board of Directors) to be fair to the stockholders and otherwise in the best interests of the Company and its stockholders and which the Board of Directors recommends to the stockholders), proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price of the Right that number of Common Shares having a market value of two times the exercise price of the Right, subject to certain possible adjustments.

         In the event that, after the Distribution Date or within 15 days prior thereto, the Company is acquired in certain mergers or other business combination transactions (other than a transaction for at least the same per-share consideration with a person who acquired Common Shares through a tender offer or exchange offer for all outstanding Common Shares, including Exchangeable Shares, approved by the Board of Directors in accordance with the preceding paragraph or any wholly owned subsidiary of any such person) or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold after the Distribution Date or within 15 days prior thereto in one or a series of related transactions, each holder of a Right (other than Rights which have become void under the terms of the Rights Agreement) will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the exercise price of the Right.

         In certain events specified in the Rights Agreement, the Company is permitted to temporarily suspend the exercisability of the Rights.

         At any time after a person or group of affiliated or associated persons becomes an Acquiring Person (subject to certain exceptions) and prior to the acquisition by a person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, including

Exchangeable Shares, the Board of Directors of the Company may exchange all or part of the Rights (other than Rights which have become void under the terms of the Rights Agreement) for Common Shares or equivalent securities at an exchange ratio per Right equal to the result obtained by dividing the exercise price of a Right by the current per share market price of the Common Shares, subject to adjustment.

         At any time prior to the close of business on the twentieth day after a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment (the "Redemption Price"), payable in cash; provided, however, that such redemption may occur after any person becomes an Acquiring Person only if there has not been a change in control of the Board of Directors of the Company. The period of time during which the Rights may be redeemed may be extended by the Board of Directors of the Company if no such change of control has occurred or if no person has become an Acquiring Person. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The Board of Directors and the Company shall not have any liability to any person as a result of the redemption or exchange of the Rights pursuant to the provisions of the Rights Agreement. The Rights are not exercisable for Common Shares or Preferred Shares, and the Distribution Date shall not occur, until the Company's right to redeem the Rights shall have expired.

         The terms of the Rights may be amended by the Board of Directors of the Company, subject to certain limitations after the Distribution Date, without the consent of the holders of the Rights, including an amendment prior to the date a person or group of affiliated or associated persons becomes an Acquiring Person to lower the 15% threshold for exercisability of the Rights to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares, including Exchangeable Shares, then known by the Company to be beneficially owned by any person or group of affiliated or associated persons (subject to certain exceptions) or (ii) 10%.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement (including all exhibits thereto), dated as of July 24, 1997 among the Company, the Rights Agent and the Trustee, specifying the terms of the Rights, which includes as Exhibit B the form of Right Certificate, is attached hereto as Exhibit 1 and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits.

         1. Form of Rights Agreement, dated as of July 24, 1997 among Secure Computing Corporation, Norwest Bank Minnesota, National Association, as Rights Agent, and The Bank of Nova Scotia Trust Company of New York, as Trustee, which includes as Exhibit B the form of Right Certificate. Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the earlier of (i) the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding Common Shares (including Exchangeable Shares of Secure Computing Canada Ltd.), or (ii) the close of business on the fifteenth day following the commencement or public announcement of a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 15% or more of the Company's outstanding Common Shares, including Exchangeable Shares (or such later date as may be determined by the Board of Directors of the Company prior to a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of the Company's outstanding Common Shares, including Exchangeable Shares).



                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SECURE COMPUTING CORPORATION


Date:  August 8, 1997                  By: /s/ Timothy P. McGurran
                                           ------------------------------------
                                       Its: Vice President of Operations
                                           ------------------------------------
                                            and Chief Financial Officer
                                           ------------------------------------

                                  EXHIBIT INDEX



Exhibit No.                                                     Page No.
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1.       Form of Rights Agreement                                   8